SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
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FOUNDED 1866

SEC Mail Processing Section
NOV 13 2008
Washington, DC
106

Our Ref: 19160-10120

November 11, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

[redacted]

08005882

SUPPL

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent Tingyi (Cayman Islands) Holding Corp. ("Tingyi"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Tingyi's exemption file number is 82-34910.

Enclosed please find an announcement which Tinyi is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Jason Kuo

Encl.

PROCESSED
NOV 19 2008
THOMSON REUTERS

HK1 396903v.24

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 322)

CONNECTED TRANSACTION
DISPOSAL OF THE ENTIRE EQUITY INTEREST IN HANGZHOU WEI CHUAN FOODS CO., LTD.

The Board would like to announce that on 7 November 2008, the Company entered into the Agreement with Wei Chuan (BVI), pursuant to which Wei Chuan (BVI) has conditionally agreed to acquire from the Company the entire equity interest in the Target Company at a consideration of RMB73.960 million (approximately HK$83.993 million). Upon completion of the Disposal, the Target Company will cease to be a subsidiary of the Company.

As at the date of this announcement, Ting Hsin, a substantial Shareholder, controls the composition of a majority of the board of directors of the holding company of Wei Chuan (BVI). Wei Chuan (BVI) is therefore an associate of Ting Hsin and thus a connected person of the Company under Chapter 14A of the Listing Rules. Accordingly, the Disposal constitutes a connected transaction of the Company under the Listing Rules.

As the applicable percentage ratios (except profits ratio) as defined under Rule 14.07 of the Listing Rules for the Agreement exceed 0.1% but are below 2.5%, the Disposal is subject to the reporting and announcement requirements of Chapter 14A of the Listing Rules and exempt from the requirements of independent Shareholders' approval under Rules 14A.45 to 14A.47 of the Listing Rules.

THE AGREEMENT

Date:	7 November 2008
Parties:	The Company (as vendor) Wei Chuan (BVI) (as purchaser)
Subject:	Pursuant to the Agreement, Wei Chuan (BVI) has conditionally agreed to acquire from the Company the entire equity interest in the Target Company subject to the terms and conditions of the Agreement.
Consideration:	RMB73.960 million (approximately HK$83.993 million) in equivalent approximately US$10.835 million based on the median exchange rate between RMB and US$ as quoted by the People's Bank of China on 31 October 2008 which was determined after arm's length negotiations with reference to a valuation report prepared by an independent valuer with the valuation reference date being 31 March 2008 for assessing the net asset value of the Target Company. The valuation amount as shown in such valuation report is RMB72.102 million to RMB81.214 million based on the discounted cash flow method. As of 30 September 2008, the unaudited net asset value of the Target Company is RMB67.134 million.

The consideration would be paid by Wei Chuan (BVI) to the Company's designated bank account in the following manner:-

(i) 10% of which will be paid by Wei Chuan (BVI) within 10 calendar days after the date of the Agreement as a refundable deposit (the "**Deposit**");

(ii) 60% of which will be paid by Wei Chuan (BVI) within 10 calendar days after the Disposal has been approved by the relevant authority in Taiwan; and

(iii) 30% of which will be paid by Wei Chuan (BVI) within 10 calendar days after the Completion.

In the event that Wei Chuan (BVI) fails to pay any of the above amount (the "**Delayed Payment Amount**") on time, it is liable to pay the Company a default interest at a rate of LIBOR plus 0.7%. The Company is also entitled to terminate the Agreement in the event that Wei Chuan (BVI) fails to pay any of the Delayed Payment Amount more than 30 days after the respective due dates. Alternatively, in the event that the Company fails to comply with its obligations to assist the Wei Chuan (BVI) to complete the transfer of the equity interest in the Target Company under the Agreement, including but not limited to, preparing necessary documents for the transfer of the equity interest in the Target Company, Wei Chuan (BVI) is entitled to be refunded of all of the consideration of the Disposal paid by it to the Company. The Company is liable to pay to Wei Chuan (BVI) a default interest at a rate equivalent to LIBOR plus 0.7% and Wei Chuan (BVI) is also entitled to terminate the Agreement as a result thereof.

Conditions precedent: Completion shall be conditional, among others, upon the parties to the Agreement obtaining all the necessary approvals in connection with the signing of the Agreement and the performance of their obligations thereunder including but not limited to any relevant authorities which are empowered to regulate the parties in connection with the execution of the Agreement and the transaction contemplated thereunder including the Investment Commission, Ministry of Economic Affairs of Taiwan and any third parties acknowledged by the parties whose consents are required in connection with the execution of the Agreement.

If any of the conditions precedent has not been fulfilled on a date to be agreed between the parties to the Agreement, either the Company or Wei Chuan (BVI) shall be entitled to terminate the Agreement. If the Agreement is terminated as a result thereof, the Company shall refund to Wei Chuan (BVI) the Deposit together with an interest accrued thereon during the period commencing from the date of payment of the Deposit by Wei Chuan (BVI) to the date when the Deposit is refunded by the Company to Wei Chuan (BVI) at a rate equivalent to LIBOR.

The net loss attributable to the Target Company for the two financial years ended 31 December 2007 were:-

(i) approximately RMB5.798 million (approximately HK$5.771 million) (before taxation and extraordinary items) or approximately RMB4.450 million (approximately HK$4.429 million) (after taxation and extraordinary items) for the financial year ended 31 December 2006; and

(ii) approximately RMB7.753 million (approximately HK$8.280 million) (before taxation and extraordinary items) or approximately RMB8.814 million (approximately HK$9.413 million) (after taxation and extraordinary items) for the financial year ended 31 December 2007.

There is no guarantee and/or other security given or required as part of or in connection with the transactions contemplated under the Agreement.

Upon Completion, the Company is expected to realise an unaudited gain of RMB6.826 million which is calculated by reference to the carrying value of the assets in the accounts of the Target Company as of 30 September 2008. The Company intended to apply the sale proceeds of the Disposal to develop its major products such as instant noodles, beverages and bakery products.

INFORMATION ON WEI CHUAN AND WEI CHUAN (BVI)

Wei Chuan is a company listed on the Taiwan Stock Exchange Corp. and owned as to 17.17% by the Company and 5.85% by Ting Hsin. Wei Chuan (BVI) is a wholly-owned subsidiary of Wei Chuan and an investment holding company. Wei Chuan is principally engaged in the manufacture and distribution of condiments, sauces, convenient food, dairy products, fruit beverages and health food.

INFORMATION ON THE COMPANY

The Company is principally engaged in the manufacture, distribution and sale of instant noodles, beverages and bakery products.

REASONS FOR THE DISPOSAL OF THE TARGET COMPANY

The Target Company is principally engaged in the refrigeration business including but not limited to the production, distribution and sales of beverage products with various brands including "Wei Chuan Fresh Daily C Juice", "Wei Chuan Yogurt" and "Wei Chuan Active Lactobacillus Drinks". The Company has considered the following reasons for undertaking the Disposal:

(i) the Company could better utilize its resources in developing its major products such as instant noodles, beverages and bakery products;

(ii) the brand name "Wei Chuan" is not owned by the Company but Wei Chuan Group and it may not be in the interest of the Company to invest in developing the same; and

(iii) Wei Chuan Group has better resources and experience in developing and operating the business of the Target Company especially for refrigeration products.

Upon completion of the Disposal, the Target Company will cease to be a subsidiary of the Company. Based on the above, the Directors (including the independent non-executive Directors) consider that: (i) the terms and conditions of the Agreement, including the Consideration, were determined after arm's length negotiations, are on normal commercial terms and are fair and reasonable and in the interests of the Group and the Shareholders as a whole; (ii) the Disposal is in the ordinary and usual course of business of the Company.

GENERAL

As at the date of this announcement, Ting Hsin, the substantial Shareholder, controls the composition of a majority of the board of directors of the holding company of Wei Chuan (BVI). Wei Chuan (BVI) is therefore an associate of Ting Hsin and thus a connected person of the Company under Chapter 14A of the Listing Rules. Accordingly, the transaction contemplated under the Agreement constitutes a connected transaction of the Company under the Listing Rules.

As the applicable percentage ratios (except profits ratio) as defined under Rule 14.07 of the Listing Rules for the Agreement exceed 0.1% but are below 2.5%, the transaction contemplated under the Agreement is subject to the reporting and announcement requirements of Chapter 14A of the Listing Rules and exempt from the requirements of independent Shareholders' approval under Rules 14A.45 to 14A.47 of the Listing Rules.

DEFINITIONS

In this announcement, the following expressions have the following meanings unless the context requires otherwise:

"Agreement"	the conditional agreement dated 7 November 2008 entered into among the Company as vendor and Wei Chuan (BVI) as purchaser
"Board"	the board of Directors
"Company"	Tingyi (Cayman Islands) Holding Corp. (Stock code: 322), a company incorporated in the Cayman Islands with limited liability, the issued shares of which are listed on the Main Board of the Stock Exchange
"Completion"	completion of the Agreement in accordance with its terms and conditions whereby Wei Chuan (BVI) is recorded as the registered owner of the entire equity interest in the Target Company with the relevant PRC authorities
"connected person(s)"	has the meaning ascribed thereto in the Listing Rules
"Director(s)"	the director(s) of the Company
"Disposal"	the disposal of the entire equity interest in the Target Company by the Company as contemplated under the Agreement
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"LIBOR"	London Interbank Offered Rate
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"Share(s)"	ordinary share(s) of US$0.005 each in the capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)

"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Taiwan"	the Republic of China
"Target Company"	杭州味全食品有限公司 (Hangzhou Wei Chuan Foods Co., Ltd.)*, a company established in the PRC and a wholly-owned subsidiary of the Company immediately prior to Completion
"Ting Hsin"	Ting Hsin (Cayman Islands) Holding Corp., a company incorporated in the Cayman Islands with limited liability and a substantial Shareholder
"Wei Chuan"	Wei Chuan Foods Corporation, a company listed on the Taiwan Stock Exchange Corp. and owned as to 5.85% by Ting Hsin and 17.17% by the Company
"Wei Chuan (BVI)"	Wei-Chuan (BVI) Co., Ltd., a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of Wei Chuan
Wei Chuan Group	Wei Chuan and its subsidiaries
"US$"	United States Dollar, the lawful currency for the time being of the United States of America
"%"	per cent.

By Order of the Board
Tingyi (Cayman Islands) Holding Corp.
Wei, Ing-Chou
Chairman

Hong Kong, 7 November 2008

* *For identification purposes only*

As at the date of this announcement, the executive directors of the Company are Wei Ing-Chou, Takeshi Ida, Ryo Yoshizawa, Wei Ying-Chiao, Wu Chung-Yi and Junichiro Ida; and the independent non-executive directors of the Company are Hsu Shin-Chun, Lee Tiong-Hock and Michio Kwahara.

For the purpose of illustration only, amounts denominated in US$ and RMB have been translated into HK$ at the prevailing rates for the respective periods or at the rate of US$1.00 = RMB6.8258 and HK$1.00=RMB0.88055, respectively in this announcement. Such translation should not be construed as a representation that the amounts denominated in US$ and RMB have been, could have been or could be converted at any particular rate or at all.

END